EXHIBIT 99

For Immediate Release

SAES GETTERS REPORTS FIRST QUARTER RESULTS AND
ANNOUNCES VOLUNTARY DELISTING FROM THE NASDAQ STOCK MARKET AND CONTEMPLATED DEREGISTRATION OF ITS SECURITIES IN THE U.S.

(May 8, 2003, Milan – Italy) Saes Getters S.p.A. (Nasdaq: SAESY) today announced its first quarter results for 2003 as well as its current intention to voluntarily de-list its securities from the Nasdaq Stock Market (“Nasdaq”) and deregister such securities in the United States.

For the first quarter ended March 31, 2003, consolidated net sales were €31 million compared to €33.5 million in the year-ago period, reflecting a decrease of 7.4%. Excluding exchange rate effect, sales grew by 7.8% as compared to the first quarter of 2002. Consolidated net income was €0.8 million compared to €1.3 million in the year-ago period. Net income per Ordinary Share and Savings Share was €0.0324 for the first quarter of 2003, compared to €0.0554 in the year-ago period.

The Board of Directors decided to concentrate the trading of its securities on the Italian Stock Market, considering the limited number of American Depositary Shares (“ADSs”) holders and volumes of ADSs traded on Nasdaq, as well as the growing internationalization of stock markets, which do not justify the listing, also in the light of the related high costs. Therefore the Company approved a plan pursuant to which it currently intends to de-list the American Depositary Shares (“ADSs”) listed on the Nasdaq and terminate its depositary agreement related to the ADSs. In addition to delisting the ADSs from Nasdaq, Saes Getters currently intends, under applicable SEC rules, to deregister the ADSs in the United States and to thereby cease filing annual and other reports with the SEC once the deregistration is effective. Pursuant to the plan, and in accordance with the depositary agreement entered into with Citibank N.A., as the depositary bank, holders of ADSs will be entitled to receive one Savings Share listed on the Italian Stock Market in exchange for each ADS surrendered by the holders, subject to the payment of certain fees and charges. After the expiration of six months from the date of termination of the Deposit Agreement, Citibank N.A. may sell any remaining Savings Shares and any other property represented by the ADSs and hold un-invested the net proceeds in an unsegregated account, without liability for interest, for the pro rata benefit of the holders of ADSs that do not elect to exchange their ADSs by such date. Saes Getters intends to effect the plan immediately and expects to officially request the delisting from Nasdaq on or about July 15, 2003. Holders of outstanding ADSs should read the deposit agreement in order to review their rights with respect to the ADSs.

Following previous restructurings related to the Equipment Aggregate, the Board of Directors approved the stoppage of the manufacturing activities of the Group subsidiary SAES Getters Technical Service (Shanghai) Co. Ltd. (“SGTS”), China, related to gas distribution systems, mainly for the semiconductor market. The deep and persistent semiconductor market downturn and subsequent drop in the investment activities do not make any longer convenient the continuation of the Company’s manufacturing activities. SGTS will continue performing quality assurance and field service activities for high-to-medium technology industries.

“Quarterly sales were quite remarkably affected by the strengthening of the euro with respect to the US dollar and the Japanese yen. Excluding the exchange rate effect, product sales for the Information Display market grew thanks to the continuous rise of the liquid crystal display market, which completely offset cathode ray tubes decrease” commented Dr. Massimo della Porta, Chief Executive Officer of the Saes Getters Group. “Consolidated margins slightly improved with respect to the first quarter of the previous year: the Components Aggregate enjoyed a more favorable sales mix, on the other hand the Equipment Aggregate was negatively affected by low sales level”, added Dr. Massimo della Porta. "The listing on Nasdaq contributed to sustaining the Group’s growth and improving its image and visibility in the market, nevertheless the Company believes costs to be excessive with respect to the present number of ADSs holders, limited number of shares traded and growing internationalization of stock markets.”

Components Business
Consolidated revenues of the Components Business were €24 million in the first quarter of 2003 with respect to €26.7 million in the same period one year-ago, reflecting a decrease by 10.2%. The growth net of exchange rate effect was 3.6% as compared to the first quarter of 2002.
In particular, net sales of the Display Devices Business Area were €12.3 million compared to €15.8 million in the same period one year-ago. The reduction of cathode ray tube market for computer monitors, only partially offset by the increase of televisions, caused a decline net of exchange rate effect by 5.7%. The strengthening of the euro with respect to the US dollar caused a negative exchange rate effect (-16.5%).
Revenues of the Light Sources Business Area were €7.5 million with respect to €5.9 million in the first quarter 2002, reflecting an increase net of exchange rate effect by 37%. The rise was due to a stronger demand of mercury dispensers for cold cathode lamps used as back-lighting of liquid crystal displays, for both televisions and computer monitors. The negative exchange rate effect caused a decrease by 10.5%.
Revenues from the Electronic Devices & Flat Panels Business Area were €3.1 million compared to €2.9 million in the first quarter of 2002. The growth net of exchange rate effect (16.7%) was mainly due to higher sales of metal dispensers and non evaporable getters. The exchange rate effect caused a decrease by 11%.
Net sales of the Vacuum Systems & Thermal Insulation Business Area were €1.1 million with respect to €2 million in the same period of the previous year. The decrease net of exchange rate (-34.2%) was mainly due to an order of getter pumps for particle accelerators included in the sales of the first quarter 2002. The exchange rate effect caused a decrease by 12.8%.
Gross profit for the Components Business was €13.1 million in the first quarter of 2003, compared to €12.3 million in the same period of 2002.

Operating income for the Components Business grew to €5.5 million in the first quarter of 2003, from €5.2 million in the corresponding quarter of 2002, because of the more favorable sales mix and the cost savings related to the Display Devices reorganization completed in the first quarter of last year.
Equipment Business
Consolidated revenues of the Equipment Business were €7 million in the first quarter of 2003 compared to €6.8 million in the year-ago period, representing an increase of 3.7%. The growth net of exchange rate effect was 23.8% compared to the first quarter of 2002.
Net sales of the Pure Gas Technologies Business Area were €2.6 million compared to €2.4 million in the same period of 2002. The rise net of exchange rate effect (25.5%) was due to higher sales of purifiers. The strengthening of the euro with respect to the US dollar caused a negative exchange rate effect (-18.1%).
Revenues of the Analytical Technologies Business Area were €2 million in the first quarter of 2003, stable if compared with the correspondent period of 2002. The increase net of exchange rate effect (18.5%) was due to higher sales of analyzers. The negative exchange rate effect resulted in a decrease by 19.9%.
Net sales of the Facilities Technologies Business Area were €2.4 million from €2.3 million in the year-ago period, reflecting a growth net of exchange rate effect by 26.6% compared to the same period in 2002. The rise was due to an increase in the services sold by the Group, partially offset by the negative exchange rate effect (-22.4%).
Gross profit for the Equipment Business was €0.8 million in the first quarter of 2003 compared to €1.4 million in the corresponding period of 2002.
Operating loss for the Equipment Business in the first quarter of 2003 was €4.1 million, compared to an operating loss of €4 million in the year-ago period, because of the low sales level and the unfavorable sales mix.

Consolidated gross profit was €13.8 million in the first quarter 2003, stable if compared with the same quarter of 2002.

Total operating expenses were €12.4 million, compared to €12.6 million in the first quarter of 2002.

Consolidated operating income was €1.4 million in the three months ended March 31, 2003 from €1.2 million in the year-ago period. The R.O.S. (Return on Sales) ratio increased to 4.5% in the first quarter of 2003 from 3.6% in the same period of 2002.

Income taxes were €0.9 million in the three months ended March 31, 2003, compared to €0.3 million in the three months ended March 31, 2002. As a percentage of income before taxes, income taxes were 55.3% in the first quarter of 2003, compared to 19.9% in the first quarter of 2002. The increase was due to the different contribution of the economic results from the Group Companies and to the reduction of some tax exemptions.

The Group’s net financial position increased to €57.3 million as of March 31, 2003, from €55.3 million as of December 31, 2002, thanks to increased cash provided by operating activities.

SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.

In May 1996, SAES Getters became the first Italian company to be listed on the Nasdaq Stock Market. The Company’s ADRs trade under the symbol “SAESY”.

For more information, visit the Company’s website at http://www.saesgetters.com.

For more information, please contact

Giuseppe Rolando	Gianna La Rana
SAES Getters S.p.A.	SAES Getters S.p.A.
Group Chief Financial Officer	Investor Relations Manager
Tel +39 02 93178 203	Tel +39 02 93178 273
Fax +39 02 93178 250	Fax +39 02 93178 370
E-mail: giuseppe_rolando@saes-group.com	E-mail: gianna_la_rana@saes-group.com

Forward-Looking Statements

This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company’s ability to introduce new products at planned costs and on planned schedules, the Company’s ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

- tables to follow -

Saes Getters S.p.A. and Subsidiaries – Unaudited Consolidated Net Sales per Business Area

Thousands of euro (except %)

Business Area	2003 1st qr.	2002 1st qr.	total difference (%)	price qty effect ( %)	exchange rate effect (%)

Display Devices	12,315	15,824	-22.2%	-5.7%	-16.5%
Light Sources	7,455	5,891	26.5%	37.0%	-10.5%
Electronic Devices & Flat Panels	3,114	2,946	5.7%	16.7%	-11.0%
Vacuum Systems & Thermal Insulation	1,078	2,034	-47.0%	-34.2%	-12.8%

Subtotal Components	23,962	26,695	-10.2%	3.6%	-13.8%

Pure Gas Technologies	2,597	2,419	7.4%	25.5%	-18.1%
Analytical Technologies	1,978	2,006	-1.4%	18.5%	-19.9%
Facilities Technologies	2,426	2,328	4.2%	26.6%	-22.4%

Subtotal Equipment	7,001	6,753	3.7%	23.8%	-20.1%

Other	64	60	6.7%	6.7%	0.0%

Total Net Sales	31,027	33,508	-7.4%	7.8%	-15.2%

Index:

Display Devices	Barium getters for cathode ray tubes

Light Sources	Products used in discharge lamps and fluorescent lamps

Electronic Devices & Flat Panels	Getters and metal dispensers for electron vacuum devices and flat panel displays

Vacuum Systems & Thermal Insulation	Pumps for vacuum systems and getters for thermal insulated devices

Pure Gas Technologies	Gas purifier systems for semiconductor industry and other industries

Analytical Technologies	Trace gas analyzers for semiconductor and other industries

Facilities Technologies	Quality assurance, quality control and material inspection of the gas distribution system in semiconductor industry and other industries

Saes Getters S.p.A. and Subsidiaries – Unaudited Consolidated Net Sales by Geographic Location of Customer

Thousands of euro

	2003 1st qr.	2002 1st qr.

Italy	567	841
Other EU	4,428	5,398
Other European countries	1,104	811
North America	7,118	8,168
Japan	5,953	5,025
Asia (excluding Japan)	11,295	12,676
Rest of the World	562	589

Total Net Sales	31,027	33,508

Saes Getters S.p.A. and Subsidiaries – Unaudited Consolidated Income Statement

Thousands of euro

Three months ended March 31	2003	2002

Total net sales	31,027	33,508

Cost of sales	17,209	19,739

Gross profit	13,818	13,769

R & D expenses	3,815	3,385
Selling expenses	4,507	4,512
G&A expenses	4,087	4,666
Total operating expenses	12,409	12,563

Operating income	1,409	1,206

Interest and other financial income, net	305	342
Foreign exchange gains (losses), net	176	71
Other income (expenses), net	(212)	6

Income before taxes	1,678	1,625

Income taxes	928	323

Net income	750	1,302

Saes Getters S.p.A. and Subsidiaries – Unaudited Consolidated Income per Share

Euro

	2003 1st qr.	2002 1st qr.

Net Income per Ordinary Share	0.0324	0.0554
Net Income per Savings Share	0.0324	0.0554

Saes Getters S.p.A. and Subsidiaries – Consolidated Balance Sheets

Thousands of euro

	Mar 31, 2003 (Unaudited)	Dec 31, 2002

Current assets*	154,482	153,718
Property, plant and equipment, net	65,218	67,141
Intangible assets, net	12,469	13,325
Investments and other financial assets	1,067	1,104

Total Assets	233,236	235,288

Current liabilities	53,646	53,461
Long-term liabilities	11,530	11,365
Shareholders’ equity	168,060	170,462

Total Liabilities and Shareholders’ Equity	233,236	235,288

* Including non-current deferred tax assets

Saes Getters S.p.A. and Subsidiaries – Consolidated Net Financial Position

Thousands of euro

	Mar 31, 2003 (Unaudited)	Dec 31, 2002

Financial assets
Cash and banks	79,759	78,759
Short term investments	5,287	5,261
Total current assets	85,046	84,020
Total long term assets	0	0

Total financial assets	85,046	84,020

Financial liabilities
Bank overdraft	25,791	26,176
Current portion of long term debt	596	1,218
Total current liabilities	26,387	27,394
Long term debt, net of current portion	1,336	1,336
Total long term liabilities	1,336	1,336

Total financial liabilities	27,723	28,730

Net financial position	57,323	55,290